

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Lars Staal Wegner, MD
Chief Executive Officer
Evaxion Biotech A/S
Bredgade 34E
1260 Copenhagen K
Denmark

> **Re:** **Evaxion Biotech A/S**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 – 10.2**
> **Filed January 8, 2021**
> **File No. 333-251982**

Dear Dr. Wegner:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance